Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On August 15, 2011, Nalco Holding Company (“Nalco”) made the following slides available to certain Nalco employees.  Additional presentation slides unrelated to the proposed merger with Ecolab Inc. (“Ecolab”) have been redacted:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Nalco Company
August 2011 Onboarding
Sustainable Solutions Provider

Cautionary Statements Regarding Forward-Looking Information
This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the
 Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,”
“intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include
 (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger,
(iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’
other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it
Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT
DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus
(when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at
1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretatry and security holders may also read and copy any reports, statements and other information filed by Nalco or
Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation
Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Nalco
• Leading global provider of water
 management services operating in
 150 countries
• Leading positions in water, energy
 and process technology and services
• More than 2x the size of nearest
 competitor in water services
• Industry-leading technology
• Emerging markets strategy focuses
 resources in areas of rapid growth
 Ecolab
y Leading global provider of
 cleaning and sanitizing
 operating in 160 countries
y Leading positions in food safety
 hygiene, healthcare infection
 prevention and commercial pest
 elimination
y Industry leader in service
 expertise, technology and
 innovation
y Strong, consistent track record
 of revenue growth, profitability
 and cash flow
Complementary Businesses and Strengths

1995  2000   2005    2010
$18B
$32B
$39B
$57B
ECOLAB MARKET OPPORTUNITY
ECOLAB HAS CONSISTENTLY EXPANDED ITS MARKET OPPORTUNITY
TO DRIVE GROWTH
Simultaneously Growing the Opportunity Set and Capability
Asia Pacific,
Latin America
QSR, FRS,
Water treatment,
Audit
EMEA,
Pest Global
Healthcare
Infection Prevention
+
+
+
+

ECOLAB HAS CONSIS ITS MARKET
OPPORTUNITY T

1995

2010

$57B

Latin America

QS
Water
Audit

$18B
Simultaneously Growing the Opportunity Set and Capability
Asia Pacific,
+
+
$100B+
Healthcare
Infection Prevention

A Lot Will Stay the Same
• Our commitment to safety and ethics remains
• This does not fundamentally change how we go to market
• Sales and service stay positioned the way they are
• Very few people will be impacted, with technology and
 field organizations expected to stay largely intact
• We see two great organizations working together, to
 provide our customers with an increased number of
 broader solutions
• Nalco Energy Services and Water and Process Services
 continue as key business units with the same people and
 the Nalco brand.